

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

March 31, 2004

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Notice

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Geographic Diversification

As of March 31, 2004			
State	# of Centers	GLA	% of GLA
South Carolina (1) (2)	3	1,144,899	13%
Georgia	4	949,190	11%
New York	1	729,238	8%
Texas	2	619,976	7%
Alabama (2)	2	615,250	7%
Delaware (2)	1	568,787	6%
Tennessee	2	513,581	6%
Michigan	2	437,651	5%
Utah (2)	1	300,602	3%
Connecticut (2)	1	291,051	3%
New Hampshire (2)	3	289,711	3%
Missouri	1	277,883	3%
Iowa	1	277,230	3%
Oregon (2)	1	270,280	3%
Illinois (2)	1	258,114	3%
Pennsylvania	1	255,152	3%
Louisiana	1	245,199	3%
Florida	1	198,789	2%
North Carolina	2	187,626	2%
Indiana	1	141,051	2%
Minnesota	1	134,480	2%
California	1	108,950	1%
Maine	2	84,313	1%
Total	36	8,899,003	100%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 03/31/04	% Occupied 03/31/04	% Occupied 12/31/03	% Occupied 09/30/03	% Occupied 06/30/03	% Occupied 03/31/03
Riverhead, NY	729,238	99%	100%	99%	100%	98%
Rehoboth, DE (2)	568,787	99%	99%	n/a	n/a	n/a
Foley, AL (2)	535,675	97%	99%	n/a	n/a	n/a
San Marcos, TX	442,486	92%	100%	98%	96%	100%
Myrtle Beach, SC (2)	427,472	96%	96%	n/a	n/a	n/a
Sevierville, TN	419,023	100%	100%	99%	100%	100%
Hilton Head, SC (2)	393,094	88%	89%	n/a	n/a	n/a
Commerce II, GA	342,556	92%	96%	94%	97%	93%
Howell, MI	325,231	100%	100%	99%	99%	99%
Myrtle Beach, SC (1)	324,333	100%	100%	100%	100%	100%
Park City, UT (2)	300,602	95%	96%	n/a	n/a	n/a
Westbrook, CT (2)	291,051	89%	93%	n/a	n/a	n/a
Branson, MO	277,883	97%	100%	100%	99%	97%
Williamsburg, IA	277,230	96%	96%	96%	98%	97%
Lincoln City, OR (2)	270,280	93%	92%	n/a	n/a	n/a
Tuscola, IL (2)	258,114	78%	78%	n/a	n/a	n/a
Lancaster, PA	255,152	95%	100%	98%	96%	94%
Locust Grove, GA	247,454	98%	100%	100%	99%	99%
Gonzales, LA	245,199	93%	99%	95%	99%	97%
Tilton, NH (2)	227,966	96%	96%	n/a	n/a	n/a
Fort Myers, FL	198,789	86%	94%	86%	89%	97%
Commerce I, GA	185,750	69%	77%	74%	71%	79%
Terrell, TX	177,490	96%	100%	97%	97%	96%
Dalton, GA	173,430	79%	100%	82%	95%	93%
Seymour, IN	141,051	80%	77%	75%	74%	74%
North Branch, MN	134,480	100%	100%	100%	99%	99%
West Branch, MI	112,420	100%	100%	100%	98%	95%
Barstow, CA	108,950	88%	87%	87%	80%	72%
Blowing Rock, NC	105,448	93%	100%	100%	90%	94%
Pigeon Forge, TN	94,558	88%	93%	97%	97%	95%
Nags Head, NC	82,178	100%	100%	100%	100%	100%
Boaz, AL	79,575	97%	97%	97%	92%	95%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
LL Bean, NH	50,745	100%	100%	91%	91%	91%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
Clover, NH	11,000	100%	100%	100%	100%	100%
Casa Grande, AZ	n/a	n/a	n/a	79%	88%	89%
Martinsburg, WV	n/a	n/a	n/a	n/a	n/a	61%
Total	**8,899,003**	**94%**	**96%**	**95%**	**96%**	**95%**

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

TangerOutlets

Portfolio Occupancy at the End of Each Period (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Major Tenants (1)

Ten Largest Tenants As of March 31, 2004			
Tenant	# of Stores	GLA	% of Total GLA
The Gap, Inc.	53	547,235	6.1%
Phillips-Van Heusen	93	442,339	5.0%
Liz Claiborne	55	373,604	4.3%
VF Factory Outlet	33	295,063	3.3%
Reebok International	33	254,002	2.8%
Dress Barn, Inc.	32	226,729	2.5%
Polo Ralph Lauren	23	175,604	2.0%
Brown Group Retail	35	168,908	1.9%
Sara Lee Corporation	41	161,528	1.8%
Nike	11	159,985	1.8%
Total of All Listed Above	409	2,804,997	31.5%

1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Lease Expirations as of March 31, 2004

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Leasing Activity (1)

	03/31/04	06/30/04	09/30/04	12/31/04	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	31				31	35
Gross leasable area	130,808				130,808	138,468
New base rent per square foot	$17.24				$17.24	$16.89
Prior base rent per square foot	$15.93				$15.93	$16.38
Percent increase in rent per square foot	8.3%				8.3%	3.1%
Renewed Space:						
Number of leases	169				169	117
Gross leasable area	755,832				755,832	538,506
New base rent per square foot	$14.96				$14.96	$13.35
Prior base rent per square foot	$13.86				$13.86	$13.19
Percent increase in rent per square foot	7.9%				7.9%	1.2%
Total Re-tenanted and Renewed Space:						
Number of leases	200				200	152
Gross leasable area	886,640				886,640	676,974
New base rent per square foot	$15.29				$15.29	$14.07
Prior base rent per square foot	$14.16				$14.16	$13.84
Percent increase in rent per square foot	8.0%				8.0%	1.7%

	03/31/04	06/30/04	09/30/04	12/31/04	Year to Date	Prior Year to Date
Stores Opening:						
Number of stores	23				23	7
Gross leasable area	84,162				84,162	31,265
Base rent per square foot	$17.26				$17.26	$19.01
Stores Closing:						
Number of stores	52				52	40
Gross leasable area	170,909				170,909	105,429
Base rent per square foot	$16.43				$16.43	$17.58
Percent increase in rent per square foot	5.1%				5.1%	8.1%

1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	03/31/04	12/31/03	09/30/03	06/30/03	03/31/03
Assets					
Rental property					
Land	$118,933	$119,833	$50,474	$50,474	$51,274
Buildings	965,948	958,720	583,269	578,665	581,766
Developments under construction	--	--	--	2,490	--
Total rental property	1,084,881	1,078,553	633,743	631,629	633,040
Accumulated depreciation	(202,454)	(192,698)	(191,628)	(185,071)	(180,996)
Total rental property – net	882,427	885,855	442,115	446,558	452,044
Cash	10,781	9,836	209	203	209
Deferred charges – net	67,114	68,568	9,398	9,389	9,648
Other assets	19,565	23,178	13,666	12,822	13,424
Total assets	$979,887	$987,437	$465,388	$468,972	$475,325
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$147,509	$147,509	$147,509	$147,509	$148,009
Mortgages payable	368,087	370,160	172,552	173,188	173,811
Lines of credit	4,825	22,650	7,272	11,890	19,319
Total debt	520,421	540,319	327,333	332,587	341,139
Construction trade payables	5,816	4,345	7,188	8,010	7,560
Accounts payable & accruals	18,507	18,025	13,949	13,328	12,070
Total liabilities	544,744	562,689	348,470	353,925	360,769
Minority interests:					
Consolidated joint venture	220,337	218,148	--	--	--
Operating partnership	39,524	39,182	26,202	26,231	23,245
Total minority interests	259,861	257,330	26,202	26,231	23,245
Shareholders' equity					
Preferred shares	--	--	--	--	1
Common shares	135	130	105	103	93
Paid in capital	265,087	250,070	171,747	167,034	165,641
Distributions in excess of net income	(89,916)	(82,737)	(81,063)	(78,224)	(74,324)
Accum. other comprehensive loss	(24)	(45)	(73)	(97)	(100)
Total shareholders' equity	175,282	167,418	90,716	88,816	91,311
Total liabilities & shareholders' equity	$979,887	$987,437	$465,388	$468,972	$475,325

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/04	12/03	09/03	06/03	03/03	03/04	03/03
Revenues							
Base rentals	$32,060	$22,432	$19,799	$19,523	$19,285	$32,060	$19,285
Percentage rentals	713	1,459	784	552	395	713	395
Expense reimbursements	12,147	9,231	8,306	8,331	8,313	12,147	8,313
Other income	859	1,045	1,063	792	662	859	662
Total revenues	45,779	34,167	29,952	29,198	28,655	45,779	28,655
Expenses							
Property operating	13,710	10,810	9,836	9,887	9,702	13,710	9,702
General & administrative	3,159	2,188	2,492	2,453	2,428	3,159	2,428
Depreciation & amortization	12,376	8,094	6,956	6,946	7,128	12,376	7,128
Total expenses	29,245	21,092	19,284	19,286	19,258	29,245	19,258
Operating income	16,534	13,075	10,668	9,912	9,397	16,534	9,397
Interest expense	8,864	6,779	6,427	6,556	6,724	8,864	6,724
Income before equity in earnings of unconsolidated joint ventures, minority interests and discontinued operations	7,670	6,296	4,241	3,356	2,673	7,670	2,673
Equity in earnings of unconsolidated joint ventures	165	180	267	280	92	165	92
Minority interests:							
Consolidated joint venture	(6,593)	(941)	--	--	--	(6,593)	--
Operating partnership	(230)	(1,196)	(1,017)	(787)	(579)	(230)	(579)
Income from continuing operations	1,012	4,339	3,491	2,849	2,186	1,012	2,186
Discontinued operations (1)	--	492	29	(542)	5	--	5
Net income	1,012	4,831	3,520	2,307	2,191	1,012	2,191
Less applicable preferred share dividends	--	--	--	(363)	(443)	--	(443)
Net income available to common shareholders	$ 1,012	$ 4,831	$ 3,520	$ 1,944	$ 1,748	$ 1,012	$ 1,748
Basic earnings per common share:							
Income from continuing operations	$.08	$.39	$.34	$.26	$.19	$.08	$.19
Net income	$.08	$.44	$.34	$.20	$.19	$.08	$.19
Diluted earnings per common share:							
Income from continuing operations	$.08	$.39	$.33	$.25	$.19	$.08	$.19
Net income	$.08	$.43	$.33	$.20	$.19	$.08	$.19
Weighted average common shares:							
Basic	13,337	11,008	10,404	9,590	9,181	13,337	9,181
Diluted	13,488	11,183	10,623	9,809	9,408	13,488	9,408

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for property disposed of during the year have been reported above as discontinued operations for both the current and prior periods presented.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/04	12/03	09/03	06/03	03/03	03/04	03/03
Funds from operations:							
Net income	$1,012	$4,831	$3,520	$2,307	$2,191	$1,012	$2,191
Adjusted for -							
Minority interest in operating partnership	230	1,196	1,017	787	579	230	579
Minority interest adjustment consolidated joint venture	33	(33)	--	--	--	33	--
Minority interest, depreciation and amortization in discontinued operations	--	184	138	21	200	--	200
Depreciation and amortization uniquely significant to real estate - wholly owned	12,318	8,034	6,892	6,873	7,054	12,318	7,054
Depreciation and amortization uniquely significant to real estate – joint ventures	300	294	287	266	254	300	254
Loss (Gain) on sale of real estate	--	(588)	--	735	--	--	--
Funds from operations	$13,893	$13,918	$11,854	$10,989	$10,278	$13,893	$10,278
Funds from operations per share	$.84	$.98	$.87	$.82	$.78	$.84	$.78
Funds available for distribution:							
Funds from operations	$13,893	$13,918	$11,854	$10,989	$10,278	$13,893	$10,278
Plus -							
Corporate depreciation excluded above	58	60	64	73	74	58	74
Amortization of finance costs	367	354	332	309	317	367	317
Straight line rent adjustment	(84)	2	35	55	57	(84)	57
Less -							
Below market rent adjustment	(60)	(37)	--	--	--	(60)	--
Market rate interest adjustment	(610)	(149)	--	--	--	(610)	--
2nd generation tenant allowances	(1,521)	(1,457)	(1,860)	(387)	(1,417)	(1,521)	(1,417)
Capital improvements	(1,335)	(1,796)	(241)	(1,568)	(1,045)	(1,335)	(1,045)
Funds available for distribution	$10,708	$10,895	$10,184	$9,471	$8,264	$10,708	$8,264
Funds available for distribution per share	$.65	$.77	$.75	$.71	$.63	$.65	$.63
Dividends paid per share	$.615	$.615	$.615	$.615	$.6125	$.615	$.6125
FFO payout ratio	73%	63%	71%	75%	79%	73%	79%
FAD payout ratio	95%	80%	82%	87%	97%	95%	97%
Diluted weighted average common shares	16,521	14,216	13,656	13,432	13,164	16,521	13,164

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	03/04	12/03	09/03	06/03	03/03	03/04	03/03
GLA open at end of period - (000's)							
Wholly owned	5,302	5,299	5,483	5,449	5,497	5,302	5,497
Partially owned consolidated (1)	3,273	3,273	---	---	---	3,273	---
Partially owned unconsolidated (2)	324	324	318	309	260	324	260
Managed properties	434	434	457	457	457	434	457
Total GLA open at end of period	9,333	9,330	6,258	6,215	6,214	9,333	6,214
Weighted average GLA (000's) (3)	8,574	5,761	5,286	5,263	5,258	8,574	5,258
End of period occupancy (1) (2)	94%	96%	95%	96%	95%	94%	95%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.74	$3.89	$3.75	$3.71	$3.67	$3.74	$3.67
Percentage rentals	.08	.26	.15	.11	.07	.08	.07
Expense reimbursements	1.42	1.60	1.58	1.58	1.58	1.42	1.58
Other income	.10	.18	.20	.15	.13	.10	.13
Total revenues	5.34	5.93	5.68	5.55	5.45	5.34	5.45
Expenses							
Property operating	1.60	1.88	1.86	1.88	1.84	1.60	1.84
General & administrative	.37	.38	.47	.47	.46	.37	.46
Depreciation & amortization	1.44	1.40	1.32	1.32	1.36	1.44	1.36
Total expenses	3.41	3.66	3.65	3.67	3.66	3.41	3.66
Operating income	1.93	2.27	2.03	1.88	1.79	1.93	1.79
Interest expense	1.03	1.18	1.22	1.24	1.27	1.03	1.27
Income before equity in earnings of unconsolidated joint ventures, minority interest and discontinued operations	$.90	$1.09	$.81	$.64	$.52	$.90	$.52
Total revenues less property operating and general & administrative expenses ("NOI")	$3.37	$3.67	$3.35	$3.20	$3.15	$3.37	$3.15

(1) Includes the nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.
(2) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(3) Represents GLA of wholly owned and partially owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Unconsolidated Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	3/31/04	12/31/03	09/30/03	06/30/03	03/31/03
Assets					
Investment properties at cost – net	$67,051	$63,899	$35,200	$35,439	$34,670
Cash and cash equivalents	2,078	4,145	1,377	634	100
Deferred charges – net	1,596	1,652	1,767	1,872	1,790
Other assets	3,334	3,277	2,900	1,995	1,500
Total assets	$74,059	$72,973	$41,244	$39,940	$38,060
Liabilities & Owners' Equity					
Mortgage payable	$54,811	$54,683	$29,248	$28,692	$25,705
Construction trade payables	2,501	1,164	751	1,026	1,729
Accounts payable & other liabilities	603	564	743	828	868
Total liabilities	57,915	56,411	30,742	30,546	28,302
Owners' equity	16,144	16,562	10,502	9,394	9,758
Total liabilities & owners' equity	$74,059	$72,973	$41,244	$39,940	$38,060

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	03/04	12/03	09/03	06/03	03/03	03/04	03/03
Revenues	$2,075	$2,098	$2,195	$2,158	$1,727	$2,075	$1,727
Expenses							
Property operating	775	760	726	782	704	775	704
General & administrative	1	26	1	3	17	1	17
Depreciation & amortization	623	613	599	552	528	623	528
Total expenses	1,399	1,399	1,326	1,337	1,249	1,399	1,249
Operating income	676	699	869	821	478	676	478
Interest expense	380	380	372	294	325	380	325
Net income	$296	$319	$497	$527	$153	$296	$153
Tanger Factory Outlet Centers, Inc. share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$650	$656	$734	$687	$503	$650	$503
Net income	$165	$180	$267	$280	$92	$165	$92
Depreciation (real estate related)	$300	$293	$287	$266	$255	$300	$255

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of March 31, 2004			
	Principal Balance	Interest Rate	Maturity Date
Mortgage debt			
Lancaster, PA	$14,089	9.770%	04/10/05
Commerce I, GA	7,687	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA	29,500	Libor + 1.75%	03/26/06
Dalton, GA	10,868	7.875%	04/01/09
Kittery I, ME	6,184	7.875%	04/01/09
San Marcos I, TX	18,460	7.875%	04/01/09
San Marcos II, TX	18,670	7.980%	04/01/09
West Branch, MI	6,899	7.875%	04/01/09
Williamsburg, IA	18,967	7.875%	04/01/09
Blowing Rock, NC	9,481	8.860%	09/01/10
Nags Head, NC	6,434	8.860%	09/01/10
Consolidated JV Debt	185,606	6.590%	07/10/08
Premium on Consolidated JV Debt (1)	11,242		
Total mortgage debt (1)	368,087		
Corporate debt			
Unsecured credit facilities	4,825	Libor + 1.60%	06/30/05
1997 Senior unsecured notes	47,509	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	152,334		
Total debt (1)	$520,421		

(1)   Represents a premium on mortgage debt with an imputed interest rate of 4.97% assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of March 31, 2004		
Year	**Scheduled Amortization Payments**	**Balloon Payments**	**Total Scheduled Payments**
2004	$4,557	$47,509	$52,066
2005 (1)	6,027	25,401	31,428
2006	5,910	53,500	59,410
2007	6,344	--	6,344
2008	3,711	270,719	274,430
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014 & thereafter	--	--	--
	$27,697	$481,481	$509,178
Premium on Consolidated JV Debt (2)			11,243
			$520,421

(1) Balloon payments in 2005 include $4,825 relating to amounts outstanding under the unsecured credit facilities.
(2) Represents a premium on mortgage debt assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6865
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
              3200 Northline Avenue
              Suite 360
              Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/04